          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION:     Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
OMB APPROVAL
OMB Number: 3235-0101 Expires: May 31, 2017 Estimated average burden hours per response………..1.00

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Park National Corporation		(b) IRS IDENT. NO. 31-1179518		(c ) S.E.C. FILE NO. 1-13006		WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 50 North Third Street Newark OH 43055						(e) TELEPHONE NO.
						AREA CODE 740	NUMBER 349-8451
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD John J. O’Neill Irrevocable Investment Trust (f/k/a John J. O’Neill Revocable Investment Trust)		(b) RELATIONSHIP TO ISSUER Trust as to which a director of Issuer is a co-trustee	(c) ADDRESS STREET 50 North Third Street		CITY Newark	STATE OH	ZIP CODE 43055
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares Or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number
Common Shares	Northern Trust Securities, Inc. 50 S. LaSalle Street, B-12 Chicago, IL 60603		140,000	$11,971,400 (based on closing price of $85.51 on 03/05/15)	15,370,891	03/12/15 See "Remarks"	NYSE MKT

INSTRUCTIONS:
1. (a) Name of issuer
(b)    Issuer’s I.R.S. Identification Number
(c)    Issuer’s S.E.C. file number, if any
(d)    Issuer’s address, including zip code
(e)    Issuer’s telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
(b) Such person’s relationship to the issuer (e.g., officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
(c) Such person’s address, including zip code

3. (a) Title of the class of securities to be sold
(b)    Name and address of each broker through whom the securities are intended to be sold
(c)    Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)    Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I – SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares	12-22-2014
On 11-16-2014, John J. O’Neill passed away and the John J. O’Neill Revocable Investment Trust became the John J. O’Neill Irrevocable Investment Trust. The common shares which had been held in an account for the John J. O’Neill Revocable Investment Trust were transferred to a new account for the John J. O’Neill Irrevocable Investment Trust on 12-22-2014. John J. ONeill had originally deposited 152,042 common shares in the John J. O’Neill Revocable Investment Trust on March 31, 2010.
				152,042 common shares	None	None

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A
REMARKS:
The common shares to be sold under this Form 144 are held by the John J. O’Neill Irrevocable Investment Trust (the “Trust”). The sale of the common shares will be effected, subject to a limit order, by Northern Trust Securities, Inc., an independent broker, on behalf of the Co-Trustees of the Trust in connection with the Co-Trustees’ administration of the Trust and the conversion of common shares to cash for purposes of administration of the Trust for the benefit of the Trust’s beneficiaries. The sales under this Form 144 will be made pursuant to a previously-adopted plan intended to comply with Rule 10b5-1(c) (the “Sales Plan”), which was adopted by the Co-Trustees of the Trust on March 10, 2015. Assuming the conditions of the limit order are met, the Sales Plan contemplates the sale of up to an aggregate of 140,000 common shares during the period between March 12, 2015 and August 1, 2015, with not more than 20% of the average daily trading volume being sold on any trading day. The representation below under the caption “ATTENTION” regarding the knowledge of the Co-Trustees of the Trust with respect to material information speaks as of the March 10, 2015 adoption date of the Sales Plan.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

March 10, 2015 DATE OF NOTICE		The Park National Bank, as Co-Trustee By: __/s/ Robert E. O'Neill__ By: ____/s/ J. Bradley Zellar________ Robert E. O’Neill, as Co-Trustee (SIGNATURE) Title: Vice President and Trust Officer
March 10, 2015 DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)